RED METAL RESOURCES LTD. 1130 West Pender St, Unit 820 Vancouver, BC V6E 4A4

Red Metal Resources Announces Management Changes, Proposed Consolidation and Debt Restructuring

VANCOUVER, BC, May 10, 2024 – RED METAL RESOURCES LTD. (“Red Metal” or the “Company”) (CSE:RMES, OTCPINK:RMESF) is pleased to announce that Gregg Jensen and Marian Myers, P.Geo., have been appointed to the board of directors of the Company, effective May 10, 2024, to fill vacancies created by the resignations of Jeffrey Cocks and Joao (John) Da Costa from the board of directors. The Company thanks Messrs. Cocks and Da Costa for their services as directors of the Company and wishes them all the best in their future endeavors. Following the appointments, the board of directors now consists of Caitlin Jeffs, P.Geo., Cody McFarlane, Michael Thompson, P.Geo., Gregg Jensen and Marian Myers, P.Geo.

Director and Management Changes

In addition, Caitlin Jeffs, P.Geo. has decided to step down from her management positions as President, CEO and Corporate Secretary of the Company and is excited to transition such management roles to Gregg Jensen who assumed such leadership positions effective as of May 10, 2024.

The Company also announces the appointment of Brian Gusko as VP-Finance and Marian Myers, P.Geo., as Project Manager.

Gregg Jensen

Gregg Jensen has over 25 years’ experience in finance, capital markets and business management spanning several industries from technology, mining, engineering, to professional services. Most recently, Mr. Jensen was a director of Lomiko Metals Inc. (TSX.V:LMR), a graphite and lithium exploration company from December 2020 to December 2021.

Marian Myers, P.Geo.

Marian Myers, P.Geo, has a M.Sc (Geology) from the University of the Witwatersrand, South Africa and has 35 years’ experience working for a wide array of major and junior mining companies including Gold Fields (GFI), Anglo American (A.L.), AngloGold (AU), Balmoral Resources and Cardero Resource Corp. Ms. Myer’s breadth of international experience has taken her from her home town near Johannesburg, South Africa to work on projects in Ghana, Zimbabwe, Australia, Alaska, Peru, Chile and now Canada where she resides in Vancouver. She specializes in the GIS integration of geochemical, geophysical and geological information, including historical data sets with expertise in QA/QC procedures, field data collection supervision, and assessment and technical report development.

Brian Gusko

Brian Gusko has an MBA from the University of Calgary, and attended the European Summer School of Advanced Management.  Mr. Gusko has over 15 years’ experience in capital markets and has helped raise over $75 MM for various enterprises. He has served on the board and as Chief Financial Officer of various private and public companies. Mr. Gusko has assisted with the interlisting of over 10 companies on the Frankfurt Stock Exchange and has helped numerous companies access German capital markets.  Previously Mr. Gusko was Chief Financial Officer of private and public companies. The last company he helped take public on the CSE had a market capitalization of over $200M at the time of listing.

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RED METAL RESOURCES LTD. 1130 West Pender St, Unit 820 Vancouver, BC V6E 4A4

Proposed Consolidation

The Company announces that it intends to complete a consolidation of its issued and outstanding common shares (each, a “Share”) on the basis of three (3) pre-consolidation Shares for one (1) post-consolidation Share (the “Consolidation”).

It is anticipated that the Consolidation will reduce the number of outstanding Shares from 54,866,625 Shares to approximately 18,288,875 post-consolidated Shares, subject to adjustment for rounding. The Board of Directors of the Company believes that the Consolidation of the Shares will enhance the marketability of the Company as an investment and better position the Company to raise the funds necessary to execute the Company’s business plan.

The Company does not intend to change its name or its current trading symbol in connection with the proposed Consolidation. The effective date of the Consolidation will be announced in a subsequent news release. The Company has set May 24, 2024 as the proposed record date for the Consolidation.

No fractional post-consolidated Shares will be issued as a result of the Consolidation. Shareholders who would otherwise be entitled to receive a fraction of a post-consolidated Share will be rounded down to the nearest whole number of post-consolidated Shares and no cash consideration will be paid in respect of fractional shares.

The exercise price and number of Shares of the Company issuable upon the exercise of outstanding options and warrants will be proportionally adjusted upon the implementation of the proposed Consolidation in accordance with the terms thereof.

The Company will be obtaining a new CUSIP and ISIN number in connection with the Consolidation.  The new CUSIP and ISIN numbers will be disclosed in a subsequent news release.  The Company anticipates that the CSE will issue a bulletin to dealers advising of the Consolidation and effective date of trading on a consolidated basis.

Restructuring of Certain Debt

The Company also wishes to announce that it has restructured certain debt (the “Restructuring”) in the amount of $1,911,451.33 (the “Debt”) owed to certain directors (at the time) and arm’s length parties (the “Creditors”).  In connection with the foregoing, the Company entered into a debt restructuring agreement (the “Debt Agreement”) with the Creditors. Pursuant to the Debt Agreement, the Creditors agreed to forgive a certain portion of the Debt and to restructure the repayment of the balance by the Company.  The Debt will accrue interest at a rate of 8% per annum, and will be repaid over a period of 60 months in installment payments every six (6) months, commencing on the date that is six (6) months from the date of the Debt Agreement.

The Restructuring is a “Related Party Transaction” within the meaning of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI61-101”) as each of Caitlin Jeffs, a current director, Joao (John) Da Costa, a former director, and Richard Jeffs, the Company’s major shareholder, are parties to the Debt Agreement.  The Restructuring is exempt from the formal valuation and minority shareholder approval requirements of MI 61-101 based on the exemption set out section 5.5(g) and section 5.7(1)(e) of MI61-101, respectively, on the basis of the “financial hardship” exemption therein.  The Debt Agreement was approved by the independent directors of the Company.

About Red Metal Resources Ltd.

Red Metal Resources is a mineral exploration company focused on growth through acquiring, exploring and developing copper-cobalt-gold assets in Chile. The Company’s projects are located in the prolific Candelaria iron oxide copper-gold (IOCG) belt of Chile's coastal Cordillera. Red Metal is quoted on the CSE under the symbol RMES and on OTC Link alternative trading system on the OTC Pink marketplace under the symbol RMESF.

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RED METAL RESOURCES LTD. 1130 West Pender St, Unit 820 Vancouver, BC V6E 4A4

For more information, visit www.redmetalresources.com

Contact:

Red Metal Resources Ltd.

Gregg Jensen, CEO

1-866-907-5403

gregg.jensen@redmetalresources.com

www.redmetalresources.com

Forward-Looking Statements - All statements in this press release, other than statements of historical fact, are "forward-looking information" within the meaning of applicable securities laws including, without limitation statements related to the Consolidation, timing thereof, and description of its exploration plans. Red Metal provides forward-looking statements for the purpose of conveying information about current expectations and plans relating to the future and readers are cautioned that such statements may not be appropriate for other purposes. By its nature, this information is subject to inherent risks and uncertainties that may be general or specific and which give rise to the possibility that expectations, forecasts, predictions, projections or conclusions will not prove to be accurate, that assumptions may not be correct and that objectives, strategic goals and priorities will not be achieved. These risks and uncertainties include but are not limited to exploration findings, results and recommendations, ability to raise adequate financing, receipt of required approvals and unprecedented market and economic risks associated with current unprecedented market and economic circumstances, as well as those risks and uncertainties identified and reported in Red Metal's public filings under its SEDAR+ profile at www.sedarplus.ca. Although Red Metal has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Red Metal disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise unless required by law.

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